FILED BY SXC HEALTH SOLUTIONS CORP.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: CATALYST HEALTH SOLUTIONS, INC.

COMMISSION FILE NO.: 000-31014

The following is a transcript of remarks made by Mark Thierer, Chairman and CEO of SXC Health Solutions Corp., at an all-hands employee meeting held on April 18, 2012.

Good Morning SXC!!!

I am very excited to speak with you this morning and share some very exciting news! Hopefully you have all seen the announcement I sent out this morning, announcing our merger with CatalystRx. As I stated in my earlier memo to you, this transaction is the single most transformational event in the history of SXC!

This is a strategically and financially compelling combination; as two fast-growing and highly complementary middle-market PBMs, we will create a leading provider of PBM services and technology solutions. Never at any other time has the time been so right for taking SXC to the next level. Our industry is in the midst of massive opportunities for change. As we have heard consistently from prospects and consultants, payers are hungry for a transformational alternative. Our pipeline is already quite robust for 2013 business. As we meet with prospects and consultants we will now have an even more compelling story!

The combination of SXC and Catalyst is a hand-in-glove fit. SXC is the clear leader in our industry when it comes to systems, technology, scale, operations and flexibility and we have done a tremendous job building a world class PBM. Catalyst has a proven customer service model, and a go-to-market strategy that has been time-tested and very successful.

Many of you know that Catalyst has been a long term HCIT client of SXC’s. As SXC has grown, so has Catalyst. As a result of our relationship, we have prospered together. We know them well and respect their capabilities. We expect that our long-standing relationship combined with the strength of our offerings, will lead to a successful integration and many new opportunities for growth.

Why is this such a transformational deal for us?

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First, our combined companies will represent approximately $13 billion in annual revenue. SXC finished 2011 at $5 billion and has confirmed guidance of $6.8 to $6.9 billion for 2012. Catalyst’s 2012 guidance is $5.8 to $6.2 billion. Combined we will be approximately 3,500 employees, nearly doubling our current employee count.

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Both companies are very successful and highly complementary. SXC’s flexible and scalable technology solutions combined with Catalyst’s client-centered philosophy to pharmacy benefits management will provide a unique offering to the marketplace.

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When it comes to being competitive, scale is important. Together we will be better able to leverage our greater scale and our models ensuring we can deliver great savings and service to our clients. Bottom line, we will be much more competitive.

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We will be able to offer a best-in-class suite of services and solutions to a diversified client base. SXC has experienced great success in the health plan market. Catalyst has been very successful in the middle employer market. Plus Catalyst has done a nice job selling and servicing State plans on the funded side, whereas SXC has established a very strong FFS Medicaid footprint. Together, we are well-positioned to help States contain healthcare costs.

•	Next, a greater number of lives gives us the ability to capitalize on the growing use of generics and improves our position with pharma on obtaining limited distribution drugs.

•	Our offerings in mail order, specialty pharmacy, clinical services and analytics will be strengthened.

•	Finally, the combined business will have a strong balance sheet. Shareholders will benefit from earnings accretion and strong free cash flow.

In terms of the financials, this is a $4.4 Billion transaction, financed with 65% SXC stock and 35% cash.

We expect to achieve substantial synergies as a result of this combination, by delivering greater scale and leveraging our operating models. At this time, we have not begun integration planning so I don’t have specifics to share with you. As we move forward, you can expect to receive updates on our progress.

We will be integrating our operations, as well as our services and programs and expect to be complete within 18 to 24 months. While legacy Catalyst clients operate on the SXC platform avoiding the need for a systems conversion, there are several recent acquisitions of Catalyst’s that will potentially need to be converted to the SXC platform. In addition, we will need to evaluate organizational structure, talent, locations, programs and services, to determine where and how we best consolidate to leverage the entire new organization. What we do know is that the corporate headquarters will remain in Lisle and that I will continue to serve as Chairman and CEO of the combined companies.

In addition, Jeff Park will continue to serve as CFO for the combined companies. Two of Catalyst’s board members will be joining the SXC board of directors.

For those of you who are not aware of the status of our last acquisition, HealthTrans, we expect to be completed well in advance of the closing of Catalyst. There have been many people who have worked long and hard around integration of acquisitions. I would like to thank all of you who have made us successful in these endeavors. While our experience will certainly help us to make informed decisions with regard to integration, I also recognize that many of us will need to continue the heavy lifting to ensure we are successful with the Catalyst integration.

We expect to close on the acquisition mid to late summer, pending shareholder and regulatory approvals. You can expect regular status updates on mySXC and through your manager. In the meantime, I ask that you continue to do what has led us to the incredible success we’ve experienced — provide great service, both internally and externally — take care of clients and members — let’s stay focused on our “Clients for Life” strategy and deliver outstanding service across the board. Let me stress that there will be no changes until after the close, and our decision-making around integration will be designed to ensure the least amount of disruption to achieve the best possible outcome for all stakeholders.

Without a doubt, this merger puts our combined companies in an amazing place at one of the most opportune times in our industry! This event offers opportunities to all stakeholders — and that includes all of you. You can expect opportunities for new jobs, new projects and new learning. As we continue to grow our clients need and deserve best-in-class services, As far as new business opportunities, our prospects will have an opportunity to select a competitive alternative to the Big 2. Brokers and consultants will now have additional resources that can deliver tremendous value to their clients and shareholders as they receive accretive and long term value.

You will be hearing from your SVP later today, with additional information. Again, please focus on taking care of clients and members; it is business as usual as we move forward, until we close later in the year. Thank you for your attention, thank you for all you do to make SXC a market leader.

Forward-Looking Statements

Certain statements included in this communication constitute “forward-looking statements” within the meaning of applicable securities laws. SXC cautions that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause actual results to differ from those expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the risk that the SXC and Catalyst businesses will not be integrated successfully; the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule contemplated by the parties; the failure of shareholders of SXC or Catalyst to approve the proposed transaction; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the risk of customer attrition; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the ability to obtain the financing contemplated to fund a portion of the consideration to be paid in the proposed transaction and the terms of such financing. Further information concerning SXC and its business, including factors that potentially could materially affect SXC’s financial results, is contained in SXC’s filings with the Securities and Exchange Commission (the “SEC”), including the risks and uncertainties discussed under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in SXC’s 2011 Annual Report on Form 10-K and subsequent Form 10-Qs, which are available at www.sec.gov. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to SXC or persons acting on SXC’s behalf are expressly qualified in their entirety by this cautionary statement. SXC disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving Catalyst and SXC. The proposed transaction will be submitted to the shareholders of Catalyst and the shareholders of SXC for their consideration. In connection therewith, the parties intend to file relevant materials with the SEC, including a joint proxy statement/prospectus that will be mailed to shareholders. Such documents, however, are not currently available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SECURITY HOLDERS OF CATALYST AND/OR SXC ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Catalyst and SXC, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by SXC will be available free of charge on SXC’s website at www.sxc.com under the heading “Investor Information” or by contacting SXC’s Investor Relations Department at 630-577-3100. Copies of the documents filed with the SEC by Catalyst will be available free of charge on Catalyst’s website at www.catalysthealthsolutions.com under the heading “Investor Information” or by contacting Catalyst’s Investor Relations Department at 301-548-2900.

SXC, Catalyst and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of SXC is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 2, 2012. Information about the directors and executive officers of Catalyst is set forth in its proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on April 28, 2011. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.